SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 27, 2004

PetroKazakhstan Inc.

(Translation of registrant’s name into English)
140-4th Avenue SW #1460, Calgary Alberta, Canada T2P 3N3

(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

    Form20-F ☐ Form40-F ☒

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐ No ☒

    If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, PetroKazakhstan Inc. , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 27, 2004
PetroKazakhstan Inc.

By:	/s/	Ihor Wasylkiw
Ihor Wasylkiw
Vice President Investor Relations